
Mail Stop 3720

June 4, 2009

<u>Via U.S. Mail and Fax (604) 696-0796</u>
Robert G. McFarlane
Chief Financial Officer
Telus Corporation
8-555 Robson Street
Vancouver, British Columbia Canada V6B 3K9

      RE: Telus Corporation
              Form 40-F for the fiscal year ended December 31, 2008

              File No. 001-15144

Dear Mr. McFarlane:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on Form 40-F for the year ended December 31, 2008

Note 1 – Summary of Significant Accounting Policies

(f) Depreciation and Amortization, pages 12-13

1. We note that goodwill accounted for 19% of your total assets as of December 31, 2008. As a result of the annual impairment test of your two reporting units, you determined that your goodwill balance was not impaired. Although you incurred no impairment, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy due to the significance of your goodwill balance. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should:

    *   Provide a more detailed description of the steps you perform to review goodwill for recoverability.

    *   Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

    *   Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

    *   Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

        1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

        2) Disclose the growth rate of your cash flow projections needed in order to avoid having a goodwill impairment charge.

        3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

    *   Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 15 – Capital Assets

(c) Intangible Assets with Indefinite Lives, page 46

2. We note that your wireless spectrum licenses accounted for 20% of your total assets as of December 31, 2008. As a result of the annual impairment test of your unit(s) of accounting, you determined that your licenses were not impaired. Although you incurred no impairment, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy due to the significance of your goodwill balance. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your licenses. Specifically, we believe you should provide the following information:

    *   Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

    *   Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your licenses since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

    *   Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, a one percent decline in your net cash flows, and a one percent increase in your discount rate.

    *   Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 6 – Segmented Information, pages 30-31

3. You disclose that you have two reportable segments: Wireline and Wireless. It appears that you may have more than one operating segment in the Wireline business since you provide various services that appear to have different economic characteristics, such as Voice Local, Voice Long Distance, and Data as disclosed in MD&A. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in Note 6 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess segment performance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Robert G. McFarlane
Telus Corporation
June 12, 2009
Page 5

information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director